ICAP

04012919

2/13/2004

SEC MAIL PROCESSING
RECEIVED
FEB 17 2004
WASH. D.C. 155 SECTION

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

Re: ICAP plc – AVS No.: 684719

SUPPL

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

dw 2/19

ICAP North America Inc.
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

FOR IMMEDIATE RELEASE

AVS NUMBER:

DATED 11 FEBRUARY 2004

ICAP plc ("the Company")

Director's Shareholding

Following the maturity of an award, made under the United Business Media plc Senior Executive Equity Participation Plan, Stephen McDermott acquired 12,620 related ICAP plc ordinary shares of 10p each on 10 February 2004 at no cost.

Stephen McDermott is now interested in 76,250 ordinary shares of 10p each representing 0.013% of the issued share capital of the Company.

ENDS

COPY

ICAP

2/13/2004

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,.D.C. 20549-0405

FILE NUMBER: 08204904

Re: ICAP plc – AVS No.: 684719

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com